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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-33543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Securities, LTD.

OFFICIAL USE ONLY

FIRM ID. NO. ______

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 Main Street
(No. and Street)

Hartford (City) CT (State) 06106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Sadlak (860) 728-5594
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — // individual, state last, first, middle name)

10 Tower Lane (Address) Avon (City) CT (State) 06001 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.

Lighthouse Securities, LTD.
(SEC File No. 8-33543)

This report contains: (check all applicable boxes)

[x] (a) Facing page.

[x] (b) Statements of Financial Condition.

[x] (c) Statements of Operations.

[x] (d) Statements of Cash Flows.

[x] (e) Statements of Changes in Shareholder's Equity.

[ ] (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] (g) Computation of Net Capital.

[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

[ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

[x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 3 - Net Capital).

[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report (not applicable).

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

[x] (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

Affirmation

I, Stanley T. Sadlak, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Lighthouse Securities, LTD. (the Company), for the years ended December 31, 2006 and 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


2-26-07

Signature Date

Stanley T. Sadlak,
President



Notary Public, Judita J. Caldwell

My Commission Expiration: 01-31-10

Lighthouse Securities, LTD.
Independent Auditors' Report, Financial Statements and Supplemental Schedule
As of and for the Years Ended December 31, 2006 and 2005

Table of Contents

Lighthouse Securities, LTD.
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 11,634	$ 10,416
Accounts receivable	2,500	-
Total assets	$ 14,134	$ 10,416
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued expenses	$ 3,100	$ 4,000
Accrued state income tax	250	250
Total liabilities	3,350	4,250
Shareholder's equity:		
Common stock, $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding in 2006 and 2005	1,000	1,000
Paid-in capital	117,120	89,020
Accumulated deficit	(107,336)	(83,854)
Total shareholder's equity	10,784	6,166
Total liabilities and shareholder's equity	$ 14,134	$ 10,416

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions and service fees	$ 25,453	$ 333,531
General and administrative expenses:		
Customer lawsuit settlement	25,000	-
Commissions	12,700	216,500
Management fees	4,900	114,050
Professional fees	4,100	4,000
Registration fees	1,403	1,738
Insurance	518	535
Office supplies and expenses	114	246
Total general and administrative expenses	48,735	337,069
Loss from operations	(23,282)	(3,538)
Other income:		
Interest income	50	93
Total other income	50	93
Loss before income taxes	(23,232)	(3,445)
Provision for income taxes	250	250
Net loss	$ (23,482)	$ (3,695)

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock		Paid-in	Accumulated	Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2005	1,000	$ 1,000	$ 85,320	$ (80,159)	$ 6,161
Capital contribution	-	-	3,700	-	3,700
Net loss	-	-	-	(3,695)	(3,695)
Balance at December 31, 2005	1,000	1,000	89,020	(83,854)	6,166
Capital contribution	-	-	28,100	-	28,100
Net loss	-	-	-	(23,482)	(23,482)
Balance at December 31, 2006	1,000	$ 1,000	$ 117,120	$ (107,336)	$ 10,784

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net loss	$ (23,482)	$ (3,695)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	(2,500)	-
Accrued expenses	(900)	100
Net cash used in operating activities	(26,882)	(3,595)
Cash flows from financing activities:		
Cash contribution from shareholder	28,100	3,700
Net cash provided by financing activities	28,100	3,700
Net increase in cash and cash equivalents	1,218	105
Cash and cash equivalents at beginning of year	10,416	10,311
Cash and cash equivalents at end of year	$ 11,634	$ 10,416
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 250	$ 250

The accompanying notes are an integral part of these financial statements.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2006 and 2005

Note 1 - General

Description of Business - Lighthouse Securities LTD. (the Company) is a registered broker-dealer located in Hartford, Connecticut. The Company is wholly owned by Stanley T. Sadlak, President of the STS Group, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Company began operations as a broker-dealer upon receipt of its certificate of membership into the NASD effective May 7, 1985. The Company is primarily engaged in sales of investment instruments as authorized by the NASD.

The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is subject to federal and state security laws, as well as the NASD. The Company is currently authorized to sell direct participant programs, unit trusts, variable annuities, and mutual funds.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents - The Company classifies all securities with original maturity dates of three months or less as cash equivalents.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109 (SFAS 109) "*Accounting for Income Taxes.*" SFAS 109 requires the Company to account for income taxes under an asset and liability approach. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Concentrations

The Company's sales are derived from commissions received on the sales of various investment contracts. Commission revenue from one company amounted to 99.9% and 99.5% of total revenues for the years ended December 31, 2006 and 2005, respectively.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2006 and 2005, the Company had net capital of $10,784 and $6,166 with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .31 to 1 and .69 to 1 for December 31, 2006 and 2005, respectively.

Note 5 - Related Party Transactions

Stanley T. Sadlak is both president and owner of the Company and the Parent. The Parent and its subsidiaries provide bookkeeping and management services to the Company. The Parent also absorbs certain costs incurred by the Company in the normal course of business. Furthermore, Stanley T. Sadlak is paid a commission for sales of investment instruments to "house" clients. The following amounts have been paid to related parties as of December 31, 2006 and 2005:

	2006	**2005**
STS Group, Inc. and subsidiaries:		
Management fees and bookkeeping services	**$ 4,900**	$ 114,050
Stanley T. Sadlak:		
Commission expense	**$ 12,700**	$ 216,500

The management fee is charged for the use of the Parent's employees and facilities by the Company.

Lighthouse Securities, LTD.
Notes to the Financial Statements
For the Years Ended December 31, 2006 and 2005

Note 6 - Income Taxes

At December 31, 2006, the Company has the following loss carryforwards to reduce federal and Connecticut state income in future years:

	Loss Carryforward	Deferred Tax Asset	Valuation Allowance
Federal			
Expires 2008	$ 7,414	$ 1,112	$ (1,112)
Expires 2009	6,537	981	(981)
Expires 2010	3,235	485	(485)
Expires 2011	2,559	384	(384)
Expires 2018	4,500	675	(675)
Expires 2019	10,509	1,576	(1,576)
Expires 2020	7,834	1,175	(1,175)
Expires 2021	15,369	3,055	(3,055)
Expires 2022	4,645	697	(697)
Expires 2023	5,143	771	(771)
Expires 2024	2,715	407	(407)
Expires 2025	3,695	554	(554)
Expires 2026	23,482	3,522	(3,522)
Total Federal	$ 97,637	$ 15,394	$ (15,394)
Connecticut			
Expires 2021	$ 15,119	$ 1,134	$ (1,134)
Expires 2022	4,395	330	(330)
Expires 2023	4,893	367	(367)
Expires 2024	2,416	181	(181)
Expires 2025	3,445	258	(258)
Expires 2026	23,232	1,742	(1,742)
Total Connecticut	$ 53,500	$ 4,012	$ (4,012)

The valuation allowance increased $4,971 and $300 in 2006 and 2005, respectively.

Note 7 - Commitments and Contingencies

The Company has had a lawsuit brought against it by an outside party. Management was contesting this lawsuit and therefore had not booked the liability in prior years, and the Company's legal counsel had estimated that the probability of a favorable outcome was approximately 75%. During the year ended December 31, 2006, the lawsuit was settled for $25,000.

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to whom it grants credit and does not see this risk of loss as significant.

Note 8 - Examination

During the year ended December 31, 2006, the Company underwent a routine examination with the NASD. During this examination, there were four violations noted. None of these violations have an impact on the audited financial statements. Management has received the list of violations and is taking the proper corrective action. There was no examination during 2005.

Lighthouse Securities, LTD.
Computation of Net Capital and Aggregate Indebtedness Pursuant
To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006 and 2005

	2006	2005
Net Capital:		
Shareholder's equity	$ 10,784	$ 6,166
Total net capital	10,784	6,166
Less net capital requirement [greater of $223 and $283 in 2006 and 2005, respectively (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 5,784	$ 1,166
Aggregate Indebtedness:		
Total liabilities	$ 3,350	$ 4,250
Aggregate indebtedness	$ 3,350	$ 4,250
Ratio of aggregate indebtedness to net capital	.31 to 1	.69 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006:

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 7,548
Audit adjustment to record actual commission expense	3,236
Net capital per above	$ 10,784

Note: There was no material difference between net capital and aggregate indebtedness as reported above and that previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2005.

See independent auditors' report.

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Lighthouse Securities, LTD.:

In planning and performing our audit of the financial statements of Lighthouse Securities, LTD. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

February 24, 2007

END